UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72091 / May 5, 2014

Admin. Proc. File No. 3-15758

In the Matter of

ADS IN MOTION, INC.,
PULMO BIOTECH, INC., AND
TRIMEDIA ENTERTAINMENT GROUP, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Ads in Motion, Inc., Pulmo Biotech, Inc., or TriMedia Entertainment Group, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Ads in Motion, Inc., Pulmo Biotech, Inc., and TriMedia Entertainment Group, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Ads in Motion, Inc., Pulmo Biotech, Inc., and TriMedia Entertainment Group, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn M. Powalski
Deputy Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Ads in Motion, Inc., Pulmo Biotech, Inc., and TriMedia Entm't Grp., Inc.,* Initial Decision Rel. No. 581 (Mar. 21, 2014), 108 SEC Docket 10, 2014 WL 1246757. The stock symbols and Central Index Key numbers are: ADSO and 1403243 for Ads in Motion, Inc.; PLMO and 1286690 for Pulmo Biotech, Inc.; and TMEG and 1163680 for TriMedia Entertainment Group, Inc.

INITIAL DECISION RELEASE NO. 581
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15758

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ADS IN MOTION, INC., PREMIER BEVERAGE GROUP CORP. PULMO BIOTECH, INC., TRIMEDIA ENTERTAINMENT GROUP, INC., AND ZANETT, INC.	INITIAL DECISION ON DEFAULT AS TO ADS IN MOTION, INC., PULMO BIOTECH, INC., AND TRIMEDIA ENTERTAINMENT GROUP, INC. AND ORDER FOR PREHEARING CONFERENCE March 21, 2014

APPEARANCES: David S. Frye, Division of Enforcement, Securities and Exchange Commission

Richard A. Fisher for Premier Beverage Group Corp.

Scott A. Coffina for Zanett, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceeding (OIP) on February 20, 2014, alleging that Respondents have securities registered with the Commission and have not filed periodic reports required by Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. Each Respondent was served with the OIP by February 26, 2014. See Ads in Motion, Inc., Admin. Proc. Rulings Release No. 1288, 2014 SEC LEXIS 830 (Mar. 6, 2014). Respondents are required to answer the OIP within ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160, .220(b).

Premier Beverage Group Corp. (Premier Beverage) filed an Answer on March 14, 2014. Premier Beverage, Zanett, Inc., (Zanett), and the Division of Enforcement (Division) participated in a telephonic prehearing conference on March 19, 2014. At this prehearing conference, Zanett

and the Division announced that they are in settlement discussions. Premier Beverage reiterated information contained in its Answer – that filings made in late 2013 and its Form 10-K for the year ended December 31, 2012, which was filed on March 13, 2014, are part of an effort to return to current filing status. Premier Beverage represents that it is an operating business, not a shell company, has engaged auditors to complete its 2013 audit and review its Form 10-Q filings for 2013, and should be in full compliance with the reporting requirements by May 15, 2014.

The Division's position is that it is irrelevant whether Premier Beverage is a shell. It emphasized that Premier Beverage has not filed required periodic reports and the market is being deprived of information about a publicly traded security. The Division questioned why Premier Beverage would file a Form D, Notice of Exempt Offering of Securities, which claims an exemption under Section 506 of the Securities Act of 1933, and a Schedule 14C Information, increasing authorized shares in the company, at a time when it had not filed required periodic reports.

During the prehearing conference, the Division represented that a representative of Ads in Motion, Inc. (Ads In Motion), contacted the Division, and Ads In Motion will not participate in the proceeding and does not contest revocation of its registered securities.

Ads in Motion, Pulmo BioTech, Inc. (Pulmo), and TriMedia Entertainment Group, Inc. (TriMedia), are in default because they did not file an Answer, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true as to these three Respondents. See 17 C.F.R. § 201.155(a).

I am ordering a second prehearing conference in mid-April to review the status of Premier Beverage and Zanett.

Findings of Fact

Ads In Motion, stock symbol "ADSO," Central Index Key (CIK) No. 1403243, is a delinquent Delaware corporation located in Morristown, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ads In Motion is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 26, 2011, which reported a net loss of $2,020,563 for the prior three months. As of February 12, 2014, the common stock of Ads In Motion was quoted on OTC Link operated by OTC Markets Group Inc., had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pulmo, stock symbol "PLMO," CIK No. 1286690, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pulmo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2009, which reported a net loss of $636,344 for the prior nine months. As of February 12, 2014, the common stock of Pulmo was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

TriMedia, stock symbol "TMEG," CIK No. 1163680, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TriMedia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2008, which reported a net loss of $1,154,224 for the prior nine months. As of February 12, 2014, the common stock of TriMedia was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Ads in Motion, Pulmo, and TriMedia have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, mot. for recon. denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Moreover, Ads in Motion, Pulmo, and TriMedia have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain valid addresses on file with the Commission, did not receive such letters.

Ads In Motion, Pulmo, and TriMedia's failure to file timely annual and quarterly reports has resulted in violations of Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Ads In Motion, Pulmo, and

TriMedia's violations are recurrent in that each repeatedly failed to file periodic reports for over two and a half years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Ads In Motion, Pulmo, and TriMedia are culpable because each knew, or should have known, of its obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Ads In Motion, Pulmo, and TriMedia forfeited an opportunity to show they have made efforts to remedy past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Ads In Motion's, Pulmo's, and TriMedia's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Ads in Motion, Inc., Pulmo Biotech, Inc., and TriMedia Entertainment Group, Inc., is hereby REVOKED.

IT is FURTHERED ORDERED that a telephonic prehearing conference will be held on Wednesday, April 23, 2014, at 10:00 a.m. EDT to discuss the status of Premier Beverage's required periodic filings and Zanett's settlement discussions with the Division.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party. In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray
Chief Administrative Law Judge